FOR IMMEDIATE RELEASE	September 4, 2008

ATNA AGREES TO SELL ROYALTY PORTFOLIO FOR US$20 MILLION

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN) is pleased to announce that it has concluded an agreement to sell its portfolio of royalty interests for US$20 million to International Royalty Corporation (TSX:IRC, AMEX:ROY). The royalty package comprises four royalty interests, including a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory; a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale is expected to close in two parts, one immediately for the Yukon, Montana and Dominican Republic royalty interests, and a second closing for the Argentinean royalty, which, for an interim period, remains subject to a right of first refusal.

“Completing this transaction is a major step in implementing our internal growth and funding strategy. The sale provides 100 percent of the funds required to put our Briggs Mine into operation by early 2009, while providing additional funds for corporate use and for project development at our Pinson, Reward and Columbia gold projects. Our goal is to build responsible gold production and future cash flow while minimizing dilution to our shareholders. This sale is an important step in accomplishing our goal,” states James Hesketh, President & COO.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the ultimate closing of the royalty package sale and the funding required to put Atna’s Briggs Mine into operation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:
Valerie Kimball, Investor Relations - (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and COO - (303) 278-8464
www.atna.com